COMMENTS RECEIVED ON MARCH 26, 2014

FROM CHAD ESKILDSEN

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

1. Fidelity Investment Trust - Fidelity Canada Fund, Fidelity Emerging Asia Fund, Fidelity Emerging Europe, Middle East, Africa (EMEA) Fund, Fidelity Emerging Markets Fund, Fidelity Emerging Markets Discovery Fund, Fidelity International Value Fund, Fidelity Japan Smaller Companies Fund, Fidelity Nordic Fund, Fidelity Series Emerging Markets Fund, and Fidelity Series International Value Fund (Form N-CSR Filings)

C: The Staff noted that the funds above have a meaningful exposure to the Financials sector. The Staff requests an explanation of why sector specific disclosure is not included in the "Principal Investment Strategies" and "Principal Investment Risks" sections of the related prospectuses.

R: Sector specific disclosure is not included in the "Principal Investment Strategies" and "Principal Investment Risks" sections of each fund's prospectus because the funds do not invest in any specific sector as part of any principal investment strategy. While the funds are prohibited from investing greater than 25% of their total assets in a single industry as a matter of fundamental policy, their sector exposure can and does fluctuate. Similarly, the funds' benchmark indices are not sector-specific and their sector exposure can and does fluctuate. Each fund's recent exposure to the financials sector is consistent with the relative recent weighting of those sectors in their respective benchmark indices. The indices' sector breakdowns as of March 31, 2014 were as follows:

Fidelity Canada Fund:		Fidelity Emerging Asia Fund:		Fidelity Emerging Europe, Middle East, Africa (EMEA) Fund:
S&P/TSE Composite Index	31-Mar-14	MSCI AC Asia ex Japan Index	31-Mar-14	MSCI EM Europe, Middle East, Africa Index	31-Mar-14
Consumer Discretionary	5.41	Consumer Discretionary	10.39	Consumer Discretionary	11.71
Consumer Staples	3.11	Consumer Staples	5.57	Consumer Staples	6.11
Energy	25.65	Energy	5.88	Energy	24.01
Financials	33.98	Financials	31.18	Financials	29.97
Health Care	3.18	Health Care	1.37	Health Care	2.97
Industrials	7.70	Industrials	9.00	Industrials	2.80
Information Technology	1.80	Information Technology	21.07	Information Technology	0.00
Materials	12.35	Materials	5.74	Materials	9.25
Telecommunication Services	4.80	Telecommunication Services	5.85	Telecommunication Services	10.68
Utilities	2.03	Utilities	3.95	Utilities	2.50
	100.00		100.00		100.00
Fidelity Emerging Markets Fund & Fidelity Series Emerging Markets Fund:		Fidelity Emerging Markets Discovery Fund:		Fidelity International Value Fund & Fidelity Series International Value Fund:
MSCI Emerging Markets Index	31-Mar-14	MSCI Emerging Markets SMID Index	31-Mar-14	MSCI EAFE Value Index	31-Mar-14
Consumer Discretionary	9.25	Consumer Discretionary	17.55	Consumer Discretionary	7.24
Consumer Staples	8.50	Consumer Staples	7.76	Consumer Staples	5.03
Energy	10.80	Energy	2.53	Energy	10.84
Financials	26.73	Financials	19.56	Financials	35.36
Health Care	1.73	Health Care	5.34	Health Care	8.31
Industrials	6.54	Industrials	15.79	Industrials	9.10
Information Technology	16.68	Information Technology	13.26	Information Technology	2.48
Materials	9.36	Materials	11.59	Materials	8.97
Telecommunication Services	6.93	Telecommunication Services	1.59	Telecommunication Services	6.27
Utilities	3.49	Utilities	5.04	Utilities	6.39
	100.00		100.00		100.00
Fidelity Japan Smaller Companies Fund:		Fidelity Nordic Fund:
Russell/Nomura Mid-Small Cap Index	31-Mar-14	FTSE Capped Nordic Index	31-Mar-14
Consumer Discretionary	18.42	Consumer Discretionary	7.85
Consumer Staples	8.07	Consumer Staples	5.07
Energy	2.28	Energy	6.20
Financials	12.23	Financials	25.37
Health Care	7.59	Health Care	12.51
Industrials	23.50	Industrials	22.75
Information Technology	14.09	Information Technology	8.68
Materials	10.15	Materials	5.67
Telecommunication Services	0.02	Telecommunication Services	4.73
Utilities	3.65	Utilities	1.17
	100.00		100.00

2. Fidelity Investment Trust - Fidelity Canada Fund (Form N-CSR Filing)

C: The Staff noted that the fund has significant investment in the banking industry. The Staff requests an explanation of why industry specific disclosure is not included in the "Principal Investment Strategies" and "Principal Investment Risks" sections of the related prospectus.

R: We believe that the disclosure under the sub-headings "Principal Investment Strategies" and "Principal Investment Risks" in the "Fund Summary" section of the prospectus appropriately discloses the fund's principal investment strategies and risks. Accordingly, we have not modified disclosure.

Fidelity Investment Trust (File Nos. 002-90649 and 811-04008) & Fidelity Salem Street Trust (File Nos. 002-41839 and 811-02105)

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3. Fidelity Salem Street Trust - Fidelity Series Commodity Strategy Fund (Form N-CSR Filing)

C: The Staff requests we disclose the actual rate in place at the time of the report for Total Return Swaps.

R: We believe the current presentation complies with the requirements of Regulation S-X applicable to total return swaps and provides the shareholder with information necessary to understand the nature of the fund's individual holdings. The actual rate (or spread for each swap) as of the report date is negotiated between the fund and the counterparty and is considered proprietary information. Disclosing this information may have the unintended effect of placing the fund at a competitive disadvantage by inhibiting the fund's ability to negotiate spreads with counterparties.

4. Fidelity Salem Street Trust - Fidelity Series Commodity Strategy Fund (Form N-CSR Filing)

C: The Staff noted that the expenses from the Cayman Subsidiary are disclosed as part of the "Acquired fund fees and expenses" line item of the fee table. The Staff requested that Subsidiary expenses be disclosed in the related fee table line items for "management fee" and "other expenses".

R: We believe the presentation of the fund's expenses in its prospectus, including the expenses of investing in the Subsidiary, which are reflected in the Acquired Fund Fees and Expenses line item, complies with the requirements of Form N-1A.

5. All funds

Tandy Representations (Form N-CSR Filings)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.